Exhibit 12

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Nine Month Period
	Ended September 30,		For the Year Ended December 31,
	2013		2012		2011		2010		2009	2008

Earnings from continuing operations before income taxes (1)(2)	$151.1		$130.3		$33.9		$(43.0)		$(676.1)	$81.7
Fixed charges	115.4		162.3		173.3		212.1		217.9	65.6
Total earnings available for fixed charges	$266.5		$292.6		$207.2		$169.1		$(458.2)	$147.3

Fixed charges:
Interest expense	$97.9		$137.1		$146.7		$175.0		$174.0	$51.6
Amortization of deferred financing costs (3)	5.3		8.2		10.4		22.0		28.8	2.5
Portion of rent deemed interest factor (4)	12.2		17.0		16.2		15.1		15.1	11.5
Total fixed charges	$115.4		$162.3		$173.3		$212.1		$217.9	$65.6

Ratio of earnings to fixed charges	2.3	x	1.8	x	1.2	x		(a)	(b)	2.2	x

Notes for explanations:

(1)         2009 amounts include the impact of $666.7 million of non-cash impairment charges.

(2)         Amounts prior to 2012 have been revised to correct errors identified in 2012 relating to these periods.  See Note 1 to the Company’s consolidated financial statements included in the Company’s 2012 Form 10-K for a further discussion of these revisions.

(3)         Amortization of deferred financing costs was included in interest expense in the Company’s Consolidated Statement of Operations prior to 2009:

Interest expense per Consolidated Statements of Operations	$97.9	$137.1	$146.7	$175.0	$174.0	$54.1
Less amortization of deferred financing costs	—	—	—	—	—	2.5
Interest expense	$97.9	$137.1	$146.7	$175.0	$174.0	$51.6

(4)         One third of all rent expense is deemed representative of the interest factor.

(a)         Due to our loss for the year ended December 31, 2010, we did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x (one-to-one coverage) was $43.0 million for the year ended December 31, 2010.

(b)         Due to our loss for the year ended December 31, 2009, we did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x (one-to-one coverage) was $676.1 million for the year ended December 31, 2009.